UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Martin Midstream Partners L.P.

(Name of the Issuer)

MARTIN MIDSTREAM PARTNERS L.P.

MARTIN RESOURCE MANAGEMENT CORPORATION

MMGP HOLDINGS LLC

MARTIN MIDSTREAM GP LLC

MRMC MERGER SUB LLC

MARTIN RESOURCE LLC

CROSS OIL REFINING & MARKETING, INC.

MARTIN PRODUCT SALES LLC

SENTERFITT HOLDINGS INC.

RUBEN S. MARTIN, III

ROBERT D. BONDURANT

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

573331105

(CUSIP Number of Class of Securities)

Robert D. Bondurant Martin Midstream Partners L.P. 4200 B Stone Road Kilgore, TX 75662 Telephone: (903) 938-6200	Sharon L. Taylor Martin Resource Management Corporation MRMC Merger Sub LLC 4200 B Stone Road Kilgore, TX 75662 Telephone: (903) 938-6200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

M. Preston Bernhisel

Baker Botts L.L.P.

2001 Ross Street, Suite 900

Dallas, Texas 75201

Telephone: (214) 953-6500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Martin Midstream Partners L.P., a Delaware limited partnership (the “Partnership”), (ii) Martin Resource Management Corporation, a Texas corporation (“Parent”), (iii) MMGP Holdings LLC, a Delaware limited liability company (“Holdings”), (iv) Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), (v) MRMC Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), (vi) Martin Resource LLC, a Delaware limited liability company (“Resource”), (vii) Cross Oil Refining & Marketing, Inc., a Delaware corporation (“Cross”), (viii) Martin Product Sales LLC, a Texas limited liability company (“Martin Product”), (ix) Senterfitt Holdings Inc., a Texas corporation (“Senterfitt”), (x) Ruben S. Martin, III and (xi) Robert D. Bondurant. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons” and the filing persons other than the Parent are referred to as the “Buyer Filing Parties.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 3, 2024, by and among Parent, Merger Sub, a wholly owned subsidiary of Parent, the General Partner, which is the general partner of the Partnership, and the Partnership (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by Parent and its subsidiaries, including the General Partner (each, a “Public Common Unit”), will be converted into the right to receive $4.02 in cash without any interest (the “Merger Consideration”). The General Partner Interest (as defined in the Partnership Agreement (as defined below)) of the Partnership and the Common Units held by Parent or its subsidiaries, as applicable, in each case that are issued and outstanding immediately prior to the Effective Time, will be unaffected by the Merger and will remain issued and outstanding, and no consideration will be delivered in respect thereof. If the Merger is completed, the Common Units will no longer be listed on the Nasdaq Global Select market and the registration of the Common Units with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated.

The proposed Merger is a “Rule 13e-3 transaction” under the rules of the SEC. As of October 21, 2024, the Buyer Filing Parties owned an aggregate of 10,149,785 Common Units, representing approximately 26% of the outstanding Common Units. Mr. Martin is the Chairman of the Board of Directors of the General Partner and the President and Chief Executive Officer and a Director of Parent, and Mr. Bondurant is the President and Chief Executive Officer of the General Partner and a Director of Parent. Each of the other Buyer Filing Parties may be deemed an affiliate of the Partnership as described in the Proxy Statement (as defined below). Concurrently with the execution of the Merger Agreement, the Partnership entered into Support Agreements with each of (i) Parent, Cross, Resource and Martin Product, (ii) Senterfitt, (iii) Mr. Bondurant and (iv) Mr. Martin (collectively, the “Support Parties”), pursuant to which the Support Parties have agreed to vote or cause the 10,149,785 Common Units held by the Support Parties in the aggregate, representing approximately 26% of the total issued and outstanding Common Units as of October 21, 2024, to be voted in favor of the Merger and the approval of the Merger Agreement (collectively, the “Support Agreements”). The Support Agreements will not be sufficient to approve the Merger and the Merger Agreement on behalf of the holders of the Common Units, without also obtaining additional votes of other holders of Common Units.

The Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “GP Board”), consisting of three independent directors that satisfy the requirements for membership on the Conflicts Committee that are set forth in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 23, 2021 (the “Partnership Agreement”), and the Conflicts Committee Charter, has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Merger, are (A) fair and reasonable to the Partnership and the holders of the Public Common Units (other than Senterfitt, Mr. Martin and the other directors and officers of Parent) (the “Partnership Unaffiliated Unitholders”) and (B) in the best interests of the Partnership and the Partnership Unaffiliated Unitholders, (ii) approved (such approval constituting “Special Approval” for all purposes under the Partnership Agreement, including Section 7.9(a) thereof) the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Merger, (iii) recommended that the GP Board approve the Merger Agreement, the Support Agreements, the execution, delivery and performance of the Merger Agreement and the Support Agreements and the consummation of the transactions contemplated by the Merger Agreement and the Support Agreements, including the Merger, (iv) recommended that the GP Board submit the Merger Agreement and the Merger to a vote of the limited partners of the Partnership (the “Unitholders”), and (v) recommended, and recommended that the GP Board resolve to recommend, approval of the Merger Agreement and the Merger by the Unitholders.

Following the receipt of the recommendation of the Conflicts Committee, the GP Board unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Merger, are (A) fair and reasonable to the Partnership and the Partnership Unaffiliated Unitholders and (B) in the best interests of the Partnership and the Partnership Unaffiliated Unitholders, (ii) approved the Merger Agreement, the Support Agreements, the execution, delivery and performance of the Merger Agreement and the Support Agreements and the consummation of the transactions contemplated by the Merger Agreement and the Support Agreements, including the Merger, (iii) authorized and directed that approval of the Merger Agreement and the Merger be submitted to a vote of the Unitholders and (iv) recommended approval of the Merger Agreement and the Merger by the Unitholders.

Completion of the Merger is subject to certain customary conditions, including, among others, approval of the Merger Agreement and the Merger, which requires the affirmative vote of holders of at least a majority of the issued and outstanding Common Units (the “Unitholder Approval”). The Partnership is holding a special meeting of its Unitholders to obtain the Unitholder Approval.

Concurrently with the filing of this Transaction Statement, the Partnership is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act with respect to the special meeting of Unitholders, at which Unitholders will be asked to consider and vote on the proposal to approve the Merger Agreement and the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a “Rule 13e-3 transaction” under the rules of the SEC, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A, Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A, Item 1002

(a)	Name and Address.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

(b)	Securities.

The subject class of equity securities are the Common Units. As of October 21, 2024, 39,001,086 Common Units were outstanding.

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Partnership—Market Price and Cash Distribution Information”

(d)	Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Partnership—Market Price and Cash Distribution Information”

(e)	Prior Public Offerings.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units and Prior Public Offerings”

(f)	Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units and Prior Public Offerings”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A, Item 1003

(a) – (c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Information Concerning the Buyer Filing Parties—Business and Background of the Buyer Filing Parties”

“Information Concerning the Buyer Filing Parties—Business and Background of Buyer Filing Parties Control Persons”

“Common Unit Ownership”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A, Item 1004

(a)	Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Delisting and Deregistration of Common Units”

“Special Factors—No Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Tax Consequences of the Merger to Unitholders”

“The Partnership Special Meeting—Vote Required for Approval”

“Proposal No. 1 The Merger Proposal”

“Delisting and Deregistration”

“Annex A: Agreement and Plan of Merger”

(b)	Purchases.

Not required by Schedule 13E-3.

(c)	Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Proposal No. 1 The Merger Proposal”

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Unitholders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Partnership Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading.

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A, Item 1005

(a)	Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Certain Purchases and Sales of Common Units and Prior Public Offerings”

“Information Concerning the Buyer Filing Parties—Prior Contracts and Transactions”

(b) – (c) Significant Corporate Events, Negotiations or Contacts.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—The Support Agreements”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Proposal No. 1 The Merger Proposal”

“Information Concerning the Buyer Filing Parties—Prior Contracts and Transactions”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement (Buyer Filing Parties)”

“Annex C: Support Agreement (Senterfitt)”

“Annex D: Support Agreement (R. Bondurant)”

“Annex E: Support Agreement (R. Martin)”

(d)	Conflicts of Interest.

Not required by Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting—The Support Agreements”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Support Agreements”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Financing of the Merger”

“Proposal No. 1 The Merger Proposal”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement (Buyer Filing Parties)”

“Annex C: Support Agreement (Senterfitt)”

“Annex D: Support Agreement (R. Bondurant)”

“Annex E: Support Agreement (R. Martin)”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006

(a)	Purposes.

Not required by Schedule 13E-3.

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Proposal No. 1 The Merger Proposal”

“Annex A: Agreement and Plan of Merger”

(c)	(1)-(8) Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—The Support Agreements”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration of Common Units”

“Proposal No. 1 The Merger Proposal”

“Important Information Regarding the Partnership—Market Price and Cash Distribution Information”

“Delisting and Deregistration”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement (Buyer Filing Parties)”

“Annex C: Support Agreement (Senterfitt)”

“Annex D: Support Agreement (R. Bondurant)”

“Annex E: Support Agreement (R. Martin)”

(d)	Subject Company Negotiations.

Not required by Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A, Item 1013

(a)	Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(b)	Alternatives.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

(c)	Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(d)	Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Officers of the General Partner in the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration of Common Units”

“Special Factors— Tax Consequences of the Merger to Unitholders”

“Proposal No. 1 The Merger Proposal”

“Delisting and Deregistration”

“Annex A: Agreement and Plan of Merger”

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

(a)	Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Houlihan Lokey Opinion to the Conflicts Committee”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Proposal No. 1 The Merger Proposal”

“Annex F: Houlihan Fairness Opinion”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors — Houlihan Lokey Opinion to the Conflicts Committee”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Annex F: Houlihan Fairness Opinion”

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Merger”

(d)	Unaffiliated Representative.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

(e) Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“The Partnership Special Meeting—Recommendation of the Conflicts Committee”

“Proposal No. 1 The Merger Proposal”

(f) Other Offers.

“Special Factors—Background of the Merger”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The discussion and/or presentation materials prepared by Houlihan Lokey, Inc. and provided to the Conflicts Committee, dated June 14, 2024, June 21, 2024, July 1, 2024, July 8, 2024, July 12, 2024, July 30, 2024, August 2, 2024 and October 3, 2024, are set forth as Exhibits (c)(2)–(c)(9), respectively, hereto and are incorporated herein by reference. The discussion and/or presentation materials prepared by Wells Fargo Securities, LLC and provided to Parent, dated April 25, 2024, May 24, 2024, October 1, 2024 and October 3, 2024, are set forth as Exhibits (c)(11)–(14) hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Houlihan Lokey Opinion to the Conflicts Committee”

“Special Factors—Wells Fargo Opinion to Parent”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filing Parties for the Merger”

“Proposal No. 1 The Merger Proposal”

“Annex F: Houlihan Fairness Opinion”

“Annex G: Wells Fargo Fairness Opinion”

(c) Availability of Documents.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Common Units.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A, Item 1007

(a) Source of Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

(b) Conditions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Proposal No. 1 The Merger Proposal”

(c) Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1 The Merger Proposal”

(d) Borrowed Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A, Item 1008

(a) Securities Ownership.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Ownership”

(b) Securities Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units and Prior Public Offerings”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A, Item 1012

(a) Solicitation or Recommendation.

Not required by Schedule 13E-3.

(b) Reasons.

Not required by Schedule 13E-3.

(c) Intent to Tender.

Not required by Schedule 13E-3.

(d) Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—The Support Agreements”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Buyer Filling Parties for the Merger”

“The Partnership Special Meeting—Voting by Directors and Executive Officers of the General Partner”

“The Partnership Special Meeting—Voting by Buyer Filing Parties”

“Proposal No. 1 The Merger Proposal”

“Annex B: Support Agreement (Buyer Filing Parties)”

“Annex C: Support Agreement (Senterfitt)”

“Annex D: Support Agreement (R. Bondurant)”

“Annex E: Support Agreement (R. Martin)”

(e) Recommendations of Others.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Partnership Special Meeting—Recommendation of the Conflicts Committee”

“The Partnership Special Meeting—Recommendation of the GP Board”

“Proposal No. 1 The Merger Proposal”

“Annex A: Agreement and Plan of Merger”

ITEM 13. FINANCIAL STATEMENTS

Regulation M-A, Item 1010

(a) Financial Information.

The information set forth under the caption “Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

The Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Important Information Regarding the Partnership—Historical Selected Financial Information”

“Important Information Regarding the Partnership—Book Value Per Common Unit”

(b) Pro Forma Information.

Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A, Item 1009

(a) – (b) Solicitations or Recommendations; Employees or Corporate Assets.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors — Houlihan Lokey Opinion to the Conflicts Committee”

“Special Factors—Fees and Expenses”

“The Partnership Special Meeting—Solicitation of Proxies”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Not required by Schedule 13E-3.

(b) Golden Parachute Compensation.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1 The Merger Proposal”

(c) Other Material Information.

The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of Martin Midstream Partners L.P. (incorporated herein by reference to Martin Midstream Partners’ Proxy Statement on Schedule 14A filed concurrently with the SEC).

(a)(2)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(4)	Press release issued by Martin Midstream Partners L.P., dated October 3, 2024 (incorporated by reference to Exhibit 99.1 to Martin Midstream Partners L.P.’s Current Report on Form 8-K filed on October 3, 2024).

(a)(5)	Employee Letter, dated October 3, 2024 (incorporated by reference to Exhibit 99.2 to Martin Midstream Partners L.P.’s Current Report on Form 8-K filed on October 3, 2024).

(a)(6)	Earnings Call Transcript, dated October 17, 2024 (included in Schedule 14A filed on October 18, 2024 and incorporated herein by reference).

(b)(1)	Debt Commitment Letter, dated October 25, 2024, by and among Martin Resource Management Corporation, Regions Bank and Regions Capital Markets, a division of Regions Bank.

(c)(1)	Opinion of Houlihan Lokey, Inc. to the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P., dated October 3, 2024 (incorporated herein by reference to Annex F to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion materials prepared by Houlihan Lokey, Inc., dated June 14, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(3)	Discussion materials prepared by Houlihan Lokey, Inc., dated June 21, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(4)	Discussion materials prepared by Houlihan Lokey, Inc., dated July 1, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(5)	Discussion materials prepared by Houlihan Lokey, Inc., dated July 8, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(6)	Discussion materials prepared by Houlihan Lokey, Inc., dated July 12, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(7)	Discussion materials prepared by Houlihan Lokey, Inc., dated July 30, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(8)	Discussion materials prepared by Houlihan Lokey, Inc., dated August 2, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(9)	Discussion materials prepared by Houlihan Lokey, Inc., dated October 3, 2024, for the Conflicts Committee of the Board of Directors of Martin Midstream Partners L.P.

(c)(10)	Opinion of Wells Fargo Securities, LLC to Martin Resource Management Corporation, dated October 3, 2024 (incorporated herein by reference to Annex G to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(11)	Discussion materials prepared by Wells Fargo Securities, LLC, dated April 25, 2024, for Martin Resource Management Corporation.

(c)(12)	Discussion materials prepared by Wells Fargo Securities, LLC, dated May 24, 2024, for Martin Resource Management Corporation.

(c)(13)	Discussion materials prepared by Wells Fargo Securities, LLC, dated October 1, 2024, for Martin Resource Management Corporation.

(c)(14)	Discussion materials prepared by Wells Fargo Securities, LLC, dated October 3, 2024, for Martin Resource Management Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of October 3, 2024, by and among Martin Resource Management Corporation, MRMC Merger Sub LLC, Martin Midstream Partners L.P. and Martin Midstream GP LLC (incorporated herein by reference to Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Support Agreement, dated as of October 3, 2024, by and between Martin Midstream Partners L.P., Martin Resource Management Corporation, Martin Resource LLC, Cross Oil Refining & Marketing, Inc. and Martin Product Sales LLC (incorporated herein by reference to Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Support Agreement, dated as of October 3, 2024, by and between Martin Midstream Partners L.P. and Senterfitt Holdings Inc. (incorporated herein by reference to Annex C to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(4)	Support Agreement, dated as of October 3, 2024, by and between Martin Midstream Partners L.P. and Robert D. Bondurant (incorporated herein by reference to Annex D to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(5)	Support Agreement, dated as of October 3, 2024, by and between Martin Midstream Partners L.P. and Ruben S. Martin, III (incorporated herein by reference to Annex E to the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated November 23, 2021 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K, filed November 29, 2021, and incorporated herein by reference).

(f)(2)	Delaware Code Title 6 § 17-212.

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 25, 2024	MARTIN MIDSTREAM PARTNERS L.P.

By: MARTIN MIDSTREAM GP, LLC
its general partner

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	President and Chief Executive Officer

Dated as of October 25, 2024	MARTIN RESOURCE MANAGEMENT CORPORATION

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of October 25, 2024	MMGP HOLDINGS LLC

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Chief Executive Officer

Dated as of October 25, 2024	MARTIN MIDSTREAM GP, LLC

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Chief Executive Officer

Dated as of October 25, 2024	MRMC MERGER SUB LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of October 25, 2024	MARTIN RESOURCE LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of October 25, 2024	CROSS OIL REFINING & MARKETING, INC.

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of October 25, 2024	MARTIN PRODUCT SALES LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of October 25, 2024	SENTERFITT HOLDINGS INC.

/s/ Ruben S. Martin, III
	Name:	Ruben S. Martin, III
	Title:	President

Dated as of October 25, 2024	RUBEN S. MARTIN, III

/s/ Ruben S. Martin, III
Ruben S. Martin, III

Dated as of October 25, 2024	ROBERT D. BONDURANT

/s/ Robert D. Bondurant
Robert D. Bondurant